# lululemon


# is lost.

**Continued brand deterioration contributed to a 65.9%[1] stock price drop in less than two years.**



LULU's stock dropped 65.9%[2] in less than two years

lululemon athletica Inc.

S&P 500

Percentage

44.7%

-65.9%

[1,2] Total Shareholder Return calculated from Dec. 31, 2023, to Oct. 6, 2025. FactSet.
*U.S. stock markets were closed Dec. 30-31, 2023. Data shown is reflective of the last trading day on Dec. 29, 2023.*

In our view, **loss** of the right **brand**, **product** and **creative skills** in the boardroom eroded the identity, quality, trust and value that is integral to the brand.

## Breezethrough Recall



**-9.1%[3]**

in a **single day** of trading.

## Get Low Recall



**-6.5%[4]**

in a **single day** of trading.

[3]. From market close on July 24, 2024, through market close on July 25, 2024. FactSet.
[4]. From market close on Jan. 16, 2026, through market close on Jan. 20, 2026. FactSet.
*U.S. stock markets were closed Jan. 17-19, 2026.*

It is almost time to **refresh and reignite** lululemon on the **GOLD** card.

When you receive your **GOLD** proxy card, vote "**FOR**" our three independent director candidates and to declassify the board.

Learn more at **creativityfirstlulu.com**









CREATIVITY
lululemon FIRST

## Marc Maurer

Former Co-CEO, On Holding AG ("On")

- Under Maurer's leadership as Co-CEO, On experienced global brand expansion, retail & direct-to-consumer (DTC) scaling and nearly quadrupled revenue.[5]
- Maurer has deep expertise in building and maintaining a premium, global brand.

## Laura Gentile

Former CMO, ESPN, Inc. ("ESPN")

- Under Gentile's leadership, ESPN was the #1 most trusted brand in sports media and achieved record viewership and social engagement.
- Gentile also founded espnW, ESPN's first and only dedicated platform for women, which she helped develop into a multi-media business, opening a new market for ESPN and serving as a catalyst for the growth and momentum of women's sports.

## Eric Hirshberg

Former CEO, Activision Publishing, Inc. ("Activision")

- Under Hirshberg's leadership, Activision's stock rose approximately 500%, and segment profit nearly doubled during his close to eight years in the role.[6]
- During his tenure at Activision, Hirshberg oversaw leading franchises including Call of Duty®, Destiny, Guitar Hero and Skylanders.

[5] ONON revenue growth data measured from Sept. 14, 2021, through June 30, 2025. Company financial data.
[6] Activision segment profit data from Sept. 7, 2010, through Mar. 31, 2018. Company financial data.

**Our three independent nominees are the right creative minds for the board with proven track records of driving shareholder value.**

Learn more at creativityfirstlulu.com

**CERTAIN INFORMATION CONCERNING THE PARTICIPANTS**

Mr. Wilson, together with the other Participants (as defined below), intends to file with the Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying GOLD Universal Proxy Card to be used to solicit proxies from the shareholders of lululemon athletica inc. (the "Company") in connection with the 2026 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "2026 Annual Meeting") of the Company.

**SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE 2026 ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.**

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile, and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying **GOLD** Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at https://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained in an amendment to Schedule 13D filed by the Participants with the SEC on March 19, 2026 and is available here. By virtue of the relationship among the Participants as members in a Schedule 13(d) group, all the Participants, individually, are deemed to beneficially own the 9,904,856 shares of Common Stock of the Company, par value $0.005 (of which 5,115,961 are shares of the Company's special voting stock paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc., on a fully-converted basis) owned in the aggregate by all of the Participants.